SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 9, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒          Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐         No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐          No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐          No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis proposes approval of tenth consecutive higher dividend payment and election of new Board member at Annual General Meeting

•                  17% increase in dividend payment to CHF 1.35 per share for 2006 marks tenth consecutive higher payout since creation of Novartis in December 1996

•                  Marjorie Yang, considered one of the leading women in international business, recommended for election to the Board of Directors

•                  Dr. Daniel Vasella and Hans-Joerg Rudloff both recommended for re-election to the Board of Directors

Basel, February 9, 2007 - The Novartis Board of Directors is recommending the approval of a 17% increase in the dividend payment for 2006 and the election of Marjorie Yang, one of the leading women in international business, as a new member to the Board of Directors. Shareholders will vote on these and other proposals at the next Annual General Meeting, which is scheduled for March 6.

Marjorie Yang, who is Chairman and CEO of the Hong Kong-based Esquel Group, is being  proposed for election to the Board for a term beginning on January 1, 2008, and ending on the day of the Annual General Meeting in 2010.

Yang has been named in recent years to Fortune magazine’s annual international list of the 50 most powerful women in business thanks to her success in transforming Esquel into one of the world’s leading textile manufacturing companies. She earned a bachelor’s degree in mathematics from the Massachusetts Institute of Technology (MIT) and an MBA from Harvard University.

Birgit Breuel, who has served on the Board since the creation of Novartis and previously for the predecessor company Ciba-Geigy AG, will retire at her own wish at the forthcoming Annual General Meeting.

The Board of Directors proposes a dividend payment of CHF 1.35 per share for 2006, up from CHF 1.15 in 2005. This increase marks the tenth consecutive higher payout per share since the creation of Novartis in December 1996. The payment date for the 2006 dividend has been set for March 9, 2007.

Also proposed for approval at the meeting is the re-election of Dr. Daniel Vasella, who serves as Chairman and Chief Executive Officer of Novartis, and Hans-Joerg Rudloff to the Board of Directors, each for a three-year term.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “proposes,” “recommended,” “is recommending,” “will,” “proposed,” or similar expressions, or by express or implied discussions regarding potential future dividend payments by Novartis. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements.  There can be no guarantee that Novartis will be pay its shareholders any dividends, or any particular level of dividends this year, or in the future. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analysis of  existing clinical data, and new clinical data; industry, government, and general public pricing pressures; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events, or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 101,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

John Gilardi

Novartis Global Media Relations

+41 61 324 3018 (direct)

+41 79 596 1408 (mobile)

john.gilardi@novartis.com

Corinne Hoff

Novartis Global Media Relations

+41 61 324 9577 (direct)

+41 79 248 5717 (mobile)

corinne.hoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International:
Ruth Metzler-Arnold	+41 61 324 79 44
Katharina Ambühl	+41 61 324 53 16
Nafida Bendali	+41 61 324 35 14
Jason Hannon	+41 61 324 21 52
Richard Jarvis	+41 61 324 43 53

North America:
Ronen Tamir	+1 212 830 24 33
Arun Nadiga	+1 212 830 24 44
Jill Pozarek	+1 212 830 24 45
Edwin Valeriano	+1 212 830 24 56

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 9, 2007	By:	/s/	Malcolm B. Cheetham

	Name:		Malcolm B. Cheetham
	Title:		Head Group Financial
Reporting and Accounting